[LETTERHEAD OF JAZZ TECHNOLOGIES, INC.]

November 24, 2010

Mr. Joseph McCann
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Jazz Technologies, Inc. and Additional Registrants
Registration Statement on Form S-4
Filed October 20, 2010
File No. 333-170043

Dear Mr. McCann:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of November 16, 2010 (the “Letter”) regarding the above-captioned filing (the “Registration Statement”) of Jazz Technologies, Inc. (the “Company”).

We are filing today Amendment No.1 to the Registration Statement (the “Amendment”).  This letter contains the Company’s responses to the comments contained in the Letter.  We are providing the text of the comments included in the Letter in bold for convenience purposes.

Table of Guarantor Registrants

1.
We note that the co-registrants listed here have not filed the registration statement on EDGAR.  Please amend accordingly.  Please also ensure that these co-registrants provide signature pages in the amended filing.

The co-registrants are filing the Registration Statement on EDGAR, and their signature pages are included.

Where you can find more information, page 1

2.
We note your disclosure on page 2 that you currently file annual, quarterly and current reports and other information with the SEC on a voluntary basis.  Please tell us how you concluded that you are not currently required to file these reports.  Given that you have not filed post-effective amendments to deregister shares from your two Forms S-3 and your Form S-8 that were declared effective during your 2007 fiscal year, it appears that these registration statements may still be in use.  Refer to rule 12h-3(c) of the Exchange Act.

As discussed below, the Company’s  reporting obligations arising under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) have been terminated and the Company’s reporting obligations arising under Section 15(d) of the Exchange Act have been suspended. As a result, the Company is no longer required by SEC rules to file reports with the SEC and any such filings made by the Company are made on a voluntary basis. In concluding that its Section 15(d) reporting obligations have been suspended, the Company has relied on Section 15(d) rather than Rule 12h-3(c).

When we refer to the terms “held of record”, “holders of record” or “record holders” we mean such terms as determined in accordance with Rule 12g5-1 of the Exchange Act and the SEC guidance provided by CDI 152.01.

Background

The Company became an SEC reporting company in March 2006.  At that time, a registration statement on Form S-1 relating to the Company’s initial public offering of units, consisting of common stock and warrants, was declared effective by the SEC, and the Company filed a Form 8-A registering the units, common stock and warrants under Section 12(b) of the Exchange Act.  The securities were listed on the American Stock Exchange from the date of the initial public offering and prior to Jazz’s acquisition by Tower Semiconductor Ltd. (“Tower”) in 2008 as described below.

In 2006, a post-effective amendment to Jazz’s initial public offering registration statement on Form S-1 was declared effective. In 2007, resale registration statements and post-effective amendments on Form S-3 relating to the Company’s common stock and notes convertible into the Company’s common stock (the “Convertible Notes”) were declared effective.  A registration statement on Form S-8 relating to the Company’s common stock issuable under an equity incentive plan was also declared effective in 2007.

At all times since issuance the Convertible Notes have been held of record by less than 300 persons.

Under the indenture relating to the Convertible Notes, whether or not required by SEC rules, the Company is required to furnish to the trustee and noteholders quarterly and annual financial information that would be required to be contained in a Form 10-Q and Form 10-K as well as current reports that would be required to be filed on Form 8-K, if the Company were required to file such reports.

No Securities Act registration statements of the Company have been declared effective since 2007.

Based on information gathered in connection with the Company’s annual meeting of stockholders held in 2008, the Company believes that there were less than 100 holders of record of each of its units, common stock and warrants as of January 1, 2008.

On September 19, 2008, the Company was acquired by Tower in a stock-for-stock merger pursuant to which all outstanding shares of Company common stock were converted into Tower ordinary shares and the Company became a wholly-owned subsidiary of Tower.  In connection with the transaction, all securities exercisable for or convertible into Company common stock were changed into the right to receive upon exercise or conversion, in lieu of Company common stock, ordinary shares of Tower adjusted to reflect the merger ratio.  At all times since the merger Tower has been the sole holder of the Company’s common stock.

Termination of Section 12 Reporting Obligations

Following the merger, on September 23, 2008 the American Stock Exchange filed Form 25s with the SEC relating to the delisting of the Company’s units, common stock and warrants from the American Stock Exchange and the deregistration of such securities under Section 12(b) of the Exchange Act.  The Form 25s were filed pursuant to Exchange Act rules 12d2-2(a)(3) and (4), reflecting the change of the securities by operation of the merger.

On October 14, 2008, the Company filed a Form 15 with the SEC relating to the termination of registration under Section 12(g) of the Exchange Act of the Company’s units, common stock and warrants. The Form 15 was filed pursuant to Exchange Act rule 12g-4(a)(1), reflecting less than 300 holders of record of the securities.  At that time, Tower was the only holder of Company common stock and the Company’s warrants were changed by virtue of the merger to Tower warrants.

Suspension of Section 15(d) Reporting Obligations

Section 15(d) of the Exchange Act provides that an issuer’s reporting obligations arising under that section are automatically suspended if, on the first day of any fiscal year other than the fiscal year in which a Securities Act registration statement became effective, there are fewer than 300 record holders of the class of securities covered by the registration statement.  Since the number of record holders of the Company’s units, common stock and warrants was less than 300 on January 1, 2008 and at the beginning of each year since the merger (i.e., January 1, 2009 and January 1, 2010), the Company’s Section 15(d) reporting obligations in respect of registration statements relating to those securities have been suspended for each of those years.

Similarly, since the Convertible Notes have been held by less than 300 record holders on each January 1 since the effective date in 2007 of the registration statement relating thereto, the 15(d) reporting obligation otherwise triggered by such registration statement has been suspended for each subsequent year.

As noted in CDI 171.01, the 15(d) suspension is granted by operation of statute and is not contingent on filing a Form 15 pursuant to Rule 15d-6.

Board of Directors and Management, page 52

3.
Please revise to include all disclosures required by the Commission’s Proxy Disclosure Enhancements release no. 33-9089, available at http://www.sec.gov/rules/final/2009/33-9089.pdf.  In this regard we note, without limitation, that you have not included disclosure required by Item 401(c) of Regulation S-K concerning the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director.

We have revised the disclosure accordingly (page 52).

The Exchange Offer, page 64

4.
We note that the correspondence dated October 20, 2010 includes the representation that you will comply with the no-action letters Exxon Capital Holdings Corp. (April 13, 1988), Morgan Stanley & Co., Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993).  Tell us how it is consistent with those no-action letters to allow affiliates to participate in the exchange offer, as your disclosure on pages 64 and 66 implies.  Further, please submit correspondence that includes a representation that, with respect to any broker-dealer that participates in the exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that is has not entered into any arrangement of understanding with you or any of your affiliates to distribute the exchange securities.  Revise your disclosure as appropriate.

No affiliates of the Company hold any outstanding notes, and it is not our intention that affiliates be permitted to participate in the exchange offer.  We have revised the disclosure to remove references to participation by affiliates in the exchange offer (pages 64 and 66).

We are submitting separate correspondence today that contains the requested representation regarding broker-dealers that participate in the exchange offer.

Expiration Date…. Page 65

5.
Please confirm to us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).  Further, please confirm that the expiration date will be included in the final prospectus disseminated to the security holders and filed pursuant to the applicable provisions of Rule 424.

We hereby confirm that the exchange offer will be open for at least 20 full business days, and that the expiration date of the exchange offer will be included in the final prospectus disseminated to the security holders and filed pursuant to the applicable provisions of Rule 424.

* * *
The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, JAZZ TECHNOLOGIES, INC. By: /s/ Rafi Mor Name: Rafi Mor Title: Principal Executive Officer